Exhibit 21.1

CAPITAL SOUTHWEST CORPORATION

List of Subsidiaries

Name of Subsidiary	State of Incorporation

All Components, Inc.	Nevada
Balco, Inc.	Delaware
Humac Company	Texas
Media Recovery, Inc.	Nevada
The RectorSeal Corporation	Delaware
Lifemark Group (formerly Skylawn Corporation)	Nevada
The Whitmore Manufacturing Company	Delaware